Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES THE RENEWAL

OF ITS NORMAL COURSE ISSUER BID

Valcourt, Quebec, December 4, 2025 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) announces today that the Toronto Stock Exchange (the “TSX”) has approved the renewal of its normal course issuer bid (“NCIB”) to purchase for cancellation up to 3,131,256 subordinate voting shares over the twelve-month period commencing on December 10, 2025 and ending no later than December 9, 2026, representing approximately 10% of the public float of 31,312,560 subordinate voting shares as at December 2, 2025. As at December 2, 2025, 36,378,125 subordinate voting shares were issued and outstanding.

The NCIB will be conducted through the facilities of the TSX or alternative Canadian trading systems, if eligible, and will conform to their regulations. Purchases under the normal course issuer bid will be made by means of open market transactions or such other means as a securities regulatory authority may permit, including pre-arranged crosses, exempt offers and private agreements under an issuer bid exemption order issued by a securities regulatory authority.

Under TSX rules, BRP will be allowed to purchase daily, through the facilities of the TSX, a maximum of 44,267 subordinate voting shares representing 25% of the average daily trading volume of 177,071, as calculated per the TSX rules for the most recently completed six calendar months. In addition, BRP may make, once per week, a block purchase (as such term is defined in the TSX Company Manual) of subordinate voting shares not directly or indirectly owned by insiders of BRP, in accordance with TSX rules. The subordinate voting shares purchased pursuant to the NCIB will be cancelled.

The price to be paid by BRP for any subordinate voting share will be the market price at the time of acquisition, plus brokerage fees. In the event that BRP purchases subordinate voting shares by pre-arranged crosses, exempt offers, block purchases or private agreements, the purchase price of the subordinate voting shares may be, and will be in the case of purchases by private agreements, at a discount to the market price of the subordinate voting shares at the time of the acquisition.

In connection with this NCIB, BRP has entered into an automatic share purchase plan (the “APP”) with a designated broker to allow for the purchase of subordinate voting shares under the NCIB at times when BRP would ordinarily not be permitted to purchase shares due to regulatory restrictions or self-imposed blackout periods. Pursuant to the APP, before entering into a blackout period, BRP may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with the terms of the APP. Such purchases will be determined by the broker in its sole discretion based on parameters established by BRP prior to the blackout period in accordance with the rules of the TSX, applicable Canadian and United States securities laws and the terms of the APP. The APP has been pre-cleared by the TSX and will be implemented effective January 24, 2026. Outside of pre-determined blackout periods, subordinate voting shares will be purchased under the NCIB based on management’s discretion, in compliance with TSX rules and applicable securities laws. All repurchases made under the APP will be included in computing the number of subordinate voting shares purchased under the NCIB.

Under the NCIB that expires on December 9, 2025, BRP did not purchase any subordinate voting shares through the facilities of the TSX and alternative eligible trading systems as of December 2, 2025. Between December 10, 2024 and December 9, 2025, BRP was allowed to purchase a total of 3,331,852 subordinate voting shares, representing approximately 10% of the public float of 33,318,520 subordinate voting shares as at December 4, 2024.

The Board of Directors of BRP believes that the purchase by BRP of its subordinate voting shares could represent an appropriate and desirable use of its available cash to increase shareholder value.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP had annual sales of CA$7.8 billion from over 130 countries and employed approximately 16,500 driven, resourceful people as of January 31, 2025.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this release, including, but not limited to, statements relating to the renewal of the normal course issuer bid and potential purchases of subordinate voting shares by BRP thereunder, or any other future events or developments and other statements that are not historical facts, constitute “forward-looking statements” within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes” “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements, by their nature, involve inherent risks and uncertainties and are based on assumptions, both general and specific.The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Actual results or future events or developments may differ materially from those expressed or implied by the forward-looking statements due to a number of factors, including those identified in BRP’s annual management’s discussion and analysis and audited consolidated financial statements for its fiscal year 2025, the management’s discussion and analysis and interim financial statements for the first three quarters of its fiscal year 2026 and the other recent and future filings with applicable Canadian and U.S. securities regulatory authorities, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. The forward-looking statements contained in this press release are made as of the date of the press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

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For media enquiries:

Émilie Proulx

Media Relations

media@brp.com

For investor relations:

Philippe Deschênes

Investor Relations

Tel.: 450.532.6462

philippe.deschenes@brp.com